LINCOLN GOLD CORPORATION
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise stated)

For the first quarter ended
March 31, 2008

(unaudited – prepared by management)

NOTICE TO READER

These unaudited interim consolidated financial statements for the first financial quarter ended March 31, 2008 have not been reviewed by our auditors. They have been prepared by Lincoln Gold Corporation’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the adoption of new accounting policies as described in Note 2. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Unaudited Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise stated)

	March 31,	December 31,
	2008	2007
		restated
ASSETS

Current
Cash	$83,378	$123,201
Receivables	8,244	3,131
Loan receivable (Note 4(c)(iii))	5,000	5,000
Prepaids and advances	7,029	107,900
	103,651	239,232

Equipment (Note 3)	33,806	27,602
Deferred financing costs (Note 14)	-	19,900

	$137,457	$286,734

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$431,853	$210,897
Convertible loans (Note 5)	195,450	-
Note payable (Note 5)	102,315	100,000
	729,618	310,897

Shareholders' deficiency
Share capital (Note 6)
Authorized
Unlimited common shares without par value
Issued and outstanding
53,458,666 (December 31, 2007 - 51,391,666)	4,080,711	3,702,686
Share subscriptions received in advance (Note 12)	80,000	197,482
Accumulated other comprehensive income	5,559	5,159
Contributed surplus (Note 6)	1,651,942	1,649,463
Deficit	(6,410,373)	(5,578,953)

	(592,161)	(24,163)

	$137,457	$286,734

Nature and continuance of operations (Note 1)

On behalf of the Board:

“Paul Saxton”	Director	“Andrew Milligan”	Director
Paul Saxton		Andrew Milligan

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Unaudited Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise stated)

For the Three Months Ended March 31	2008	2007
		restated
Exploration Expenses (Note 4)	$667,966	$13,992

Administrative Expenses
Administrative support	13,914	-
Amortization	3,359	715
Consulting fees	5,724	1,512
Foreign exchange loss	11,103	202
Investor relations	41,091	1,391
Management fees	13,417	7,929
Office	10,547	6,252
Professional fees	41,092	22,736
Property investigation and due diligence	2,402	-
Regulatory and shareholder services	8,000	117
Stock-based compensation	2,479	-
Travel and entertainment	6,935	420

Loss before other items	(828,029)	(55,266)

Other items
Interest income	392	117
Interest expense (Note 5)	(3,783)	(3,332)

Loss and Comprehensive Loss for the period	(831,420)	(58,481)

Deficit, beginning of period	(5,578,953)	(4,419,963)

Deficit, end of period	$(6,410,373)	$(4,478,444)

Basic and diluted loss per common share	$(0.02)	$(0.001)

Weighted average number of common shares outstanding	52,982,000	43,109,000

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise stated)

For the Three Months Ended March 31	2008	2007
		restated
Cash Flows From Operating Activities
Loss for the period	$(831,420)	$(58,481)
Items not affecting cash:
Amortization	3,359	752
Stock-based compensation	2,479	-

Changes in non-cash working capital items
Increase in receivables	(5,113)	-
Decrease (increase) in prepaids and advances	100,871	5,707
Decrease (increase) in accounts payable and accrued liabilities	220,956	29,892

Net cash used in operating activities	(508,868)	(22,130)

Cash Flows From Financing Activities
Loan payable	195,450	-
Note payable	2,315	-
Shares issued for cash	413,400	-
Share subscriptions received in advance	(117,082)	-
Share issue costs	(35,375)	-
Deferred financing fee	19,900	-

Net cash provided by financing activities	478,608	-

Cash Flows From Investing Activities
Acquisition of equipment	(9,563)	-

Net cash used in investing activities	(9,563)	-
Comprehensive loss	-	2,133
Change in cash during the year	(39,823)	(19,997)

Cash, beginning of period	123,201	25,615

Cash, end of period	$83,378	$5,618

Supplementary disclosure with respect to cash flows
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Lincoln Gold Corporation (the “Company”) was incorporated in the State of Nevada, USA, on February 17, 1999 under the name of Braden Technologies Inc. Effective March 26, 2004, the Company acquired 100% of the issued and outstanding shares of Lincoln Gold Corp., a private company incorporated in the State of Nevada, USA, on September 25, 2003. On April 6, 2004, the Company and its subsidiary, Lincoln Gold Corp., merged to form Lincoln Gold Corporation.

On November 20, 2007, the Company completed a continuation changing its corporate jurisdiction from Nevada to Canada under the Canada Business Corporations Act (“CBCA”). Unlike the Nevada jurisdiction, the Company chose under the CBCA to not have par value shares and, accordingly, prior period share capital amounts have been revised to reflect this change. In addition, the Company changed its authorized share capital from 100,000,000 to unlimited.

The Company is engaged in the acquisition and exploration of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. To date, the Company and its subsidiary have not earned any revenues and are considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. While the Company has a history of operating losses and has a working capital deficiency of $625,967 at March 31, 2008 (December 31, 2007 – deficiency $71,665), it intends to undertake exploration programs that will require that the Company raise further funds. These interim financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have been primarily funded by the issuance of share capital and debt. Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generating profitable operations in the future. Such financings may not be available or may not be available on reasonable terms.

2.	BASIS OF PRESENTATION AND ADOPTION OF ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the presentation of interim financial information. These financial statements do not include all disclosures required for annual financial statements and therefore should be read in conjunction with the most recent audited annual consolidated financial statements of the Company for the year ended December 31, 2007 (the “Annual Financial Statements”). The financial statements follow the same accounting policies and methods of their application as the Annual Financial Statements except as described below.

The Company's significant accounting policies are as follows:

Presentation

Where applicable, comparative figures have been reclassified to conform with the presentation used in the current year.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION AND ADOPTION OF ACCOUNTING POLICIES (continued…)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Minera Lincoln de Mexico, S.A. de C.V. (“Lincoln Mexico”), from the date of formation. All significant intercompany transactions and balances have been eliminated upon consolidation.

Foreign currency translation

Effective January 1, 2008, the Company adopted the Canadian (CA) dollar as its functional and reporting currency, as a significant portion of its expenses, assets, liabilities and financing are denominated in CA dollars. All currency figures reported in these interim unaudited consolidated statements are reported in CA dollars, unless otherwise specified. Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the United States (US) dollar. The related financial statements and corresponding notes prior to January 1, 2008 have been restated to CA dollars for comparison to the 2008 financial results.

Monetary assets and liabilities denominated in currencies other than CA dollar are translated at exchange rates in effect at the balance sheet dates. Other non-monetary balance sheet items denominated in currencies other than CA dollar are translated at the rates of exchange in effect at the time the items arose. Revenue and expenses are translated at the exchange rates in effect at the time of the transaction. Gains and losses arising from fluctuations in exchange rates are included in operations for the periods in which they occur.

Adoption of new accounting policies:

Recent accounting pronouncements

Assessing Going Concern

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

3.	EQUIPMENT

	March 31, 2008			December 31, 2007

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$7,610	$4,816	$2,794	$7,610	$4,181	$3,429
Computer software	1,345	1,345	-	1,345	1,345	-
Mining equipment	9,563	732	8,831	-	-	-
Office equipment	4,225	2,079	2,146	4,225	1,868	2,357
Vehicle	23,597	3,562	20,035	23,597	1,781	21,816

	$46,340	$12,534	$33,806	$36,777	$9,175	$27,602

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

4.	MINERAL PROPERTY INTERESTS

The Company’s mineral property interests are comprised of properties located in the United States and in Mexico.

The Company incurred exploration expenditures to March 31, 2008 as follows:

	United Sates			Mexico
	Hannah	JDS	Pine Grove	La Bufa	Total

Exploration and related expenditures
Option, lease and advance
royalty payments	$5,000	$-	$-	$-	$5,000
Geochemistry	-	-	-	476	476
Contractors	-	132	29,019	30,903	60,054
Drilling and metallurgical	-	-	267,979	248,888	516,867
General administration	-	-	3,758	8,014	11,772
Geologic mapping	-	-	409	-	409
Maintenance	-	-	7,580	928	8,508
Field supplies	-	-	2,179	2,507	4,686
Resource estimation	-	-	22,799	-	22,799
Shipping	-	-	-	402	402
Travel and accommodation	-	-	8,954	28,039	36,993

Balance, March 31, 2008	$5,000	$132	$342,677	$320,157	$667,966

United States

a)	Hannah Property

On December 24, 2003, the Company entered into an option agreement to acquire a 100% interest in certain unpatented lode claims situated in Churchill County, Nevada, USA. The option agreement called for net smelter royalties of 1% to 4% upon production. Pursuant to the option agreement, the Company is required to make option payments totaling US$210,000 as follows:

	•	$5,000 upon signing the agreement (paid);
	•	$5,000 on January 10, 2005 (paid);
	•	$10,000 on January 10, 2006 (paid);
	•	$15,000 on January 10, 2007 (paid; see below);
	•	$25,000 on January 10th of each year from 2008 to 2012; and (see below)
	•	$50,000 on January 10, 2013.

On January 7, 2007 the Company amended the agreement whereby the $15,000 due on January 10, 2007 would be paid in equal quarterly installments of $3,750 quarterly (paid).

On January 10, 2008 the Company amended the Hannah agreement whereby the $25,000 due on January 10, 2008 would be lowered to $20,000 and be paid in equal quarterly installments throughout 2008 ($5,000 paid).

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

4.	MINERAL PROPERTY INTERESTS (continued…)

b)	JDS Property

In fiscal 2004, the Company acquired, by staking, a 100% interest in certain mineral claims in Eureka County, Nevada, USA.

c)	Pine Grove Property

During fiscal 2007 the Company entered into three separate agreements with Wheeler Mining Company (“Wheeler”), Lyon Grove, LLC (“Lyon Grove”) and Harold Votipka (“Votipka”) which collectively comprise the Pine Grove Property.

i)

On July 13, 2007 the Company entered into an agreement with Wheeler to lease Wheeler’s 100% owned mining claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, the Company may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year.

The Company must produce a bankable feasibility study on the properties by July 1, 2009 and obtain all necessary funding to place the properties into commercial production. The Company must pay a net smelter royalty of 3% - 7% upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

The following non-refundable advance net smelter royalty payments must be made by the Company:

	•	$10,000 upon signing the agreement (paid); and
	•	$30,000 prior to each one year anniversary of the lease.

ii)

On July 30, 2007 the Company entered into an agreement with Votipka to acquire three claims located within the Pine Grove Mining District in Lyon County, Nevada in return for a payment of $12,000 (paid). Upon commencement of commercial production, the Company will pay a 5% net smelter royalty to Votipka.

iii)

On August 1, 2007 the Company entered into an agreement with Lyon Grove to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. The Company can extend the term of the lease for up to ten additional one year terms providing the Company is conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by the Company:

	•	$10,000 upon signing the agreement (paid) and
	•	$25,000 prior to each one year anniversary of the lease.

The Company advanced a loan of $5,000 bearing an interest rate of 5% per annum to be repaid by July 31, 2008. The loan and interest will either be repaid at the maturity date or be offset against the lease payment due on August 1, 2008.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

4.	MINERAL PROPERTY INTERESTS (continued…)

The following work commitments must be made by the Company:
•	$25,000 by August 1, 2008;
•	$25,000 by August 1, 2009;
•	$50,000 by August 1, 2010;
•	$50,000 by August 1, 2011
$25,000 by August 1, 2012 and each subsequent lease year

Upon commencement of production the Company must pay a net smelter royalty of 3% - 7% based on gold prices.

Lyon Grove retains the right to require the Company to purchase the property any time after the Company has made application to permit and develop a mine on the property, subject to the Company’s continued obligation to pay the royalties, for $1,000.

Mexico

La Bufa Property

On August 5, 2005, the Company entered into a Letter of Intent with Almaden Minerals Ltd. (“Almaden”) to form a joint venture for the exploration and development of the La Bufa property, located in Chihuahua, Mexico. Under the Letter of Intent, the Company may acquire a 51% interest in the La Bufa property by spending $2,000,000 on the property over four years and by issuing 350,000 shares of the Company to Almaden over a five year period (50,000 shares issued at a value of $10,000 on March 15, 2006). The Company issued 60,000 shares, valued at $9,600 on April 16, 2007, which was recorded as a payable during the year ended December 31, 2006.

On April 12, 2007, the Company entered into an option agreement with Almaden to acquire a 60% interest in the La Bufa property located in Chihuahua, Mexico. This agreement replaces the prior Letter of Intent. The agreement calls for the Company to undertake a work program on the property aggregating $3,500,000 and issuing an aggregate of 1,550,000 shares as follows:

Work Program:
•	By April 12, 2008	$ 500,000 (incurred)
•	By April 12, 2009	$ 750,000
•	By April 12, 2010	$1,000,000
•	By April 12, 2011	$1,250,000

Share issuances:
•	By April 19, 2007	150,000 shares (issued April 16, 2007)
•	By April 12, 2008	200,000 shares (issued April 8, 2008)
•	By April 12, 2009	200,000 shares
•	By April 12, 2011	1,000,000 shares

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

5.	NOTE PAYABLE

Convertible loans

On March 3, 2008, the Company received convertible loan proceeds of $75,000. The Company also entered into a general security agreement (“GSA”) whereby the loan is secured by way of general charge over the Company’s present and after acquired personal property. The Company agreed to repay the principal and interest upon completing a financing of more than $500,000.

The principal amount bears interest at 8% per annum, compounded weekly for the first two weeks, and thereafter at the rate of 24% per annum compounded weekly, payable following the repayment of the principal. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate of $0.20 per share. The Company agreed to issue 37,500 share purchase warrants in relation to this convertible loan, each warrant entitling the holder to purchase one common share of the Company at $0.25 per share for a period of two years. At March 31, 2008, the Company accrued $924 in interest in relation to this convertible loan.

The fair value of the warrants of $2,479 was estimated using the Black Scholes stock price valuation model with the following assumptions: i) expected volatility of 93.5%; risk free interest rate of 2.6%; iii) expected weighted average life of 6 months; and iv) no dividend yield. As at March 31, 2008, the warrants had not yet been issued. The Company did not allocate to proceeds from the convertible loan to the warrants as it was deemed to be nominal.

During February 2008, the Company received convertible loan proceeds of $95,000 from the CEO. The principal amount bears interest at 5% per annum, and has no specific term of repayment. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate of equal to the average trading price of the stock over the last five days prior to conversion. At March 31, 2008, the Company accrued $522 in interest in relation to this convertible loan.

On February 22, 2008, the Company received further convertible loan proceeds of $25,000 from a director of the Company. The principal amount bears interest at 5% per annum until December 31, 2008, and at 10% per annum subsequent to December 31, 2008. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate of equal to the average trading price of the stock over the last five days prior to conversion. At March 31, 2008, the Company accrued $130 in interest in relation to this convertible loan.

Subsequent to March 31, 2008, the Company received further convertible loan proceeds of $15,000 from the CEO. The funds are subject to the same terms as described above.

Loan payable

On January 28, 2004, the Company issued a US$200,000 convertible note with 5,000,000 warrants to purchase common stock of the Company at US$0.04 per share which expired on January 28, 2006. The note carried an interest rate of 10% compounded monthly and was due on January 28, 2006. The interest was payable annually with the second year interest payment due with the principal amount. The holder could convert any portion of the debt to common stock at the value of US$0.04 per share until January 28, 2006. Warrants could be exercised in minimum amounts of 1,000 shares at a conversion price of US$0.04 per share.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

5.	NOTE PAYABLE

On September 15, 2005 the Company completed an agreement whereby the Company repaid US$100,000 of the convertible note along with US$35,000 accrued interest and agreed to repay the remaining US$100,000 within sixty days - (outstanding). With the completion of the first payment, both the conversion feature of debt to common stock and the share purchase warrants were cancelled. The note is currently in default and includes $28,384 accrued interest at March 31, 2008.

6.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

	Number	Share	Contributed
	of Shares	Capital	Surplus

Balance, December 31, 2006	42,990,000	$2,824,934	$1,405,132
Shares issued for obligation	666,666	85,434	-
Shares issued for mineral property	210,000	27,150	-
Private placement	7,525,000	812,986	-
Share issue costs	-	(47,818)	-
Stock-based compensation	-	-	244,331

Balance, December 31, 2007	51,391,666	3,702,686	1,649,463

Warrants	-	-	2,479
Private placement	2,067,000	413,400	-
Share issue costs	-	(35,375)	-

Balance, March 31, 2008	53,458,666	$4,080,711	$1,651,942

Share issuances

In January 2008, the Company completed a private placement of 2,067,000 units at a price of $0.20 per unit for proceeds of $413,400. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years.

7.	STOCK OPTIONS

In fiscal 2004, the Board of Directors approved the 2004 Stock Option Plan for a maximum of 2,500,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On February 23, 2005, the Board of Directors approved the 2005 Stock Option Plan for a maximum of 2,000,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On September 25, 2007 the Company amended the 2005 Stock Option Plan adjusting the maximum number of shares available to be granted from 2,000,000 to 2,500,000.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

7.	STOCK OPTIONS (continued…)

The change in stock options outstanding is as follows:

	March 31, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	Of Options	Price	Of Options	Price

At January 1	2,450,000	$0.25	2,390,000	$0.60
Granted	-	-	2,450,000	0.25
Excercised	-	-	-	-
Expired or forfeited	-	-	(2,390,000)	(0.60)

At March 31, 2008	2,450,000	$0.25	2,450,000	0.25

As at March 31, 2008 the following options are outstanding:

Number	Exercise
Of Options	Price	Expiry Date

2,450,000	$ 0.25	September 25, 2010

8.	WARRANTS

As at March 31, 2008 the following warrants are outstanding:

Number	Exercise
Of Warrants	Price	Expiry Date

1,075,000	$ 1.35	July 27, 2010
3,275,000	$ 0.15	May 28, 2009
4,250,000	$ 0.15	August 23, 2009
1,033,500	$ 0.25	January 21, 2010

9,633,500

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

8.	WARRANTS (continued…)

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Balance, December 31, 2006	4,757,500	0.68
Issued	7,525,000	0.15
Expired	(3,145,000)	0.50

Balance, December 31, 2007	9,137,500	$0.30
Issued	1,033,500	0.25
Expired	(537,500)	0.35

Balance, March 31, 2008	9,633,500	0.29

9.	RELATED PARTY TRANSACTIONS

During the period ended March 31, 2007, the Company paid management fees and consulting fees of $14,543 (2007 – $2,344) and rent, included in office, of $300 (2007 - $703) to the Vice President of the Company and management fees of $13,417 (2007 - $6,523) to company owned by the President of the Company.

As at March 31, 2008, the Company owed $28,618 (2007 - $14,732) to various directors and officers of the Company which is included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loan payable and note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

11.	SEGMENTED INFORMATION

The Company has one reportable operating segment, being the acquisition and exploration of mineral properties. Geographical information is as follows:

	March 31,	December 31,
	2008	2007

Identifiable assets:
Mexico	$28,866	$21,816
Canada	4,940	5,786

	$33,806	$27,602

12.	SUBSEQUENT EVENTS

	a)	In April 2008, the Company issued 200,000 shares pursuant to an option agreement. (Note 4).

b)

In May 2008, the Company completed a private placement of 400,000 units at a price of $0.20 per unit for proceeds of $80,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years.